UNITED STATES
                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One):    Form 10-K    Form 20-F    Form 11-K   X Form 10-Q   Form 10-D
                Form N-SAR   Form N-CSR

                   For Period Ending:       September 30, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                        ADM Tronics Unlimited, Inc.
                          Full Name of Registrant

                         Former Name if Applicable

                           224-S Pegasus Avenue
              Address of Principal Executive Office (Street and Number)

                        Northvale, New Jersey 07647
                         City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
  x (b) The subject annual report or semi-annual report or transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The report cannot be so filed due to increased accounting activities required by the Registrant with respect to the recent initial public offering of the common stock of one of the Registrant's subsidiaries, Ivivi Technologies, Inc.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andre' DiMino                  201                  767-6040
      (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)
    of the Securities Exchange Act of 1934 or Section 30 of the
    Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
                                                               x Yes   No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes X No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            ADM Tronics Unlimited, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2006          By: /s/ Andre' DiMino
                                          Andre' DiMino
                                          President and Chief
                                            Financial Officer

















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